EXHIBIT 99.1

NEWS RELEASE

April 14, 2022

AVINO DELIVERS STEADY Q1 2022 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report highlights from its first quarter 2022 production results from the Avino Mine property near Durango, Mexico.

“The first quarter of 2022 represented a significant milestone for Avino,” said David Wolfin, President and CEO of Avino. “With the closing of the La Preciosa acquisition, we are excited to move forward with a goal of creating a district-scale operation which will provide significant benefits for all our stakeholders. The slight decrease in production, compared to Q4 2021, was expected due to mine sequencing into more typical gold grade zones. During the quarter, silver and copper grades remained consistent with our internal mine plan while we were able to meaningfully improve our gold and silver recoveries. We continue to focus on profitable ounces, training programs to build up our local workforce to accelerate the ramp-up period, and continued exploration below our current workings in addition to other high-grade targets on the property.”

2022 First Quarter Highlights

•	Completed Transformational Acquisition of La Preciosa: On March 21, 2022, Avino announced the closing of the acquisition of La Preciosa from Coeur Mining Inc.

•

Announced La Potosina Results: On March 9, 2022, Avino announced drill results from the La Potosina area of the Avino property, including 668 g/t AgEq over 2.95 metres. These results are following up on historic results from 2011, which included 2,737 g/t AgEq over 0.40 metres.

•

Advanced the Oxide Tailings Project: With the release of the results from the 110 drill-hole program, Avino is moving forward with metallurgical testwork to progress this project to the next phase of development.

Production Highlights - Q1 2022 (Compared to Q4 2021)

Q1 2022 came from the Avino Mine only. The Company is not expecting to process any Historical Above Ground Stockpiles at this time.

•	Silver equivalent production decreased 15% to 457,798 oz*
•	Silver production remained constant at 164,358 oz
•	Copper production increased by 8% to 1.2 million lbs
•	Gold production decreased by 66% to 801 oz
•	Mill throughput increased by 7% to 111,138 tonnes

*In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu.

April 14, 2022 – Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Steady Q1 2022 Production Results

Consolidated Production Tables

Q1 2022
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq Oz
Avino	111,138	164,358	801	1,217,349	457,798
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	111,138	164,358	801	1,217,349	457,798

Q1 2022
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	50	0.29	0.56	92%	77%	89%
Historic Above Ground Stockpiles	-	-	-	-%	-%	-%
Consolidated	50	0.29	0.56	92%	77%	89%

Avino Mine Production Highlights

	Q1 2022	Q4 2021[1]	Quarterly Change
Total Mill Feed (dry tonnes)	111,138	103,513	7%
Feed Grade Silver (g/t)	50	56	-10%
Feed Grade Gold (g/t)	0.29	0.86	-66%
Feed Grade Copper (%)	0.56	0.55	1%
Recovery Silver (%)	92%	89%	3%
Recovery Gold (%)	77%	75%	3%
Recovery Copper (%)	89%	90%	-1%
Total Silver Produced (oz)	164,358	163,933	-%
Total Gold Produced (oz)	801	2,158	-63%
Total Copper Produced (Lbs)	1,217,349	1,128,728	8%
Total Silver Equivalent Produced (oz)[2]	457,798	541,432	-15%

1Q4 2021 was the most recent quarter of consolidated production and is most appropriate for comparison purposes, as there was no production for Q1 2021.

2In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu. Calculated figures may not add up due to rounding.

Exploration Update

Avino released updates on drilling from a number of different areas of the Avino property, including La Potosina, Oxide Tailings Project & a summary of all other 2021 drilling.

These releases are linked here:

•	Oxide Tailings – April 7, 2022
•	La Potosina – March 9, 2022
•	2021 Exploration Summary – January 10, 2022

Dry Stack Tailings Facility Update

Avino is completing its conversion to dry stack tailings. We chose dry stack tailings for its environmental, safety and economic advantages with the high solids content. This significantly improves safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition, it requires less land which in turn results in a smaller environmental footprint. A time lapse video showing the progress of the construction of Tailings Storage Facility #2 is on our website at the following link.

April 14, 2022 – Avino Silver & Gold Mines Ltd. – News Release

Avino Delivers Steady Q1 2022 Production Results

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, and LSI in the Netherlands and AHK.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.